SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

September 1, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

2 Quarter 2004

MAIN EVENTS

•	Improved operating profit due to increased utilization for the mobile units and tender rigs

•	Awarded new platform drilling contract by Statoil for the Gullfaks and Statfjord fields on the Norwegian continental shelf

•	New contract with Shell for platform drilling and maintenance on 12 platforms on the U.K. continental shelf

•	Agreement with Keppel FELS regarding construction of a new semi-tender

RESULTS

Consolidated revenues for the first six months of 2004 amounted to NOK 1,417 million as compared to NOK 1,482 million in the same period in 2003. Operating profit for the period totaled NOK 190 million as compared to NOK 204 million in the same period 2003.

Consolidated revenues for the second quarter of 2004 amounted to NOK 750 million as compared to NOK 667 million for the first quarter of 2004.

Operating profit for the quarter was NOK 129 million, NOK 68 million higher than for the preceding quarter. The increase was due to increased utilization for the mobile units and tender rigs.

Net financial expenses for the quarter was NOK 9 million as compared to expenses of NOK 44 million in the preceding quarter. The main reason for the decrease in expenses was gains on interest rate swap agreements as compared to loss on currency forward contracts in the preceding quarter.

Income before other items was NOK 120 million for the second quarter up by NOK 103 million from the preceding quarter.

Other items of NOK 13 million reflects gains on sale of the T-9 tender rig into the Varia Perdana joint venture controlled by Smedvig and Crest Petroleum.

Net income for the quarter was NOK 112 million as compared to NOK 11 million in the first quarter of 2004.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 2,826 million as compared to NOK 2,652 million in the previous quarter. Cash and cash equivalents amounted to NOK 501 million as compared to NOK 630 million at the end of the first quarter 2004.

The accounts have been prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles consistent with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS

The utilization for the mobile units during the quarter was 93 percent up from 74 percent in the preceding quarter. As a consequence, the operating profit improved from a loss of NOK 11 million to profits of NOK 49 million. The increase in utilization was mainly due to West Navigator resuming operations following a yard-stay for a five-year periodical survey.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field in Norway.

The fourth-generation semi-submersible rig West Alpha resumed operations for Statoil on the Kristin field in the Norwegian Sea mid-April after completing a six-weeks yard-stay for mandatory classification survey and extensive upgrade work. Smedvig further increased its ownership interest in West Alpha from 53 percent to 54 percent.

The ultra-large jack-up West Epsilon continued drilling of production wells for BP on the Valhall field in the Norwegian sector of the North Sea. In July, BP exercised an option extending the contract for the unit from December 2004 to February 2005. BP has options for another 15 wells.

During the second quarter, the ultra-deepwater drillship West Navigator drilled two wells for Statoil in the Norwegian Sea. In July, the unit completed a well for Amerada Hess in U.K. waters before commencing a one-well operation for ChevronTexaco in the same area. In the latter part of August the drillship is scheduled to move to West Africa for a 10-months contract with Woodside offshore Mauritania. West Navigator is thereafter slated to relocate to Norway for a two-year deepwater contract with Shell. The current contract portfolio is expected to keep the unit employed until September 2007.

TENDER RIGS

The utilization for the tender rigs was 93 percent up from 87 percent in the preceding quarter. As a result, the operating profit increased from NOK 45 million in the preceding quarter to NOK 65 million this quarter. The higher utilization mainly reflects commencement of operations for T-8 in Congo, West Africa.

The tender barge T-2 continued operations for Exxon Mobil Exploration and Production Malaysia Inc. (EMEPMI) in Malaysia. In July, the newbuild T-9 replaced T-2 and continued the contract with EMEPMI. The T-2 unit was retired after close to 30 years in operation. The tender barges T-3, T-6 and Teknik Berkat continued their work for Petronas Carigali. In July, T-3 completed her contract and was laid-up in Malaysia. In the Gulf of Thailand, T-4 and T-7 continued their work for Unocal. The semi-tender West Alliance continued the deepwater work in Indonesia for Unocal while the West Pelaut performed drilling operations for Brunei Shell in Brunei. In May and June, respectively, T-8 and West Menang commenced operations for Total in Congo, West Africa.

In April, Smedvig announced a co-operation agreement with Keppel FELS for the purpose of building a new semi-tender. Total capital expenditure is estimated at US$ 94 million, of which Smedvig’s share is approximately US$ 29 million. The agreement is based on the principle that Keppel FELS shall

2 SMEDVIG 2 QUARTER 2004

build and own the hull, while Smedvig shall own the derrick equipment set. For a period of ten years, Smedvig shall be responsible for marketing, managing, and operating the rig. Smedvig has an option to purchase the hull at a pre-agreed price at any time during the management period. The new unit is particularly well suited for deepwater drilling operations in combination with floating wellhead platforms. Delivery is scheduled for the third quarter of 2005. Smedvig has an option to build a second tender rig based on a similar co-operation arrangement.

WELL SERVICES

The operations for the well services division proceeded satisfactorily during the quarter. Operating profit was however down from NOK 27 million in the preceding quarter to NOK 15 million due to reduced drilling activity on some of the platforms.

During the quarter, Smedvig performed drilling and maintenance activities for Statoil on the Statfjord and Veslefrikk fields. For BP, the Company continued drilling operations and maintenance work on the Ula and Valhall fields. On the Gyda field, the Company performed drilling operations and maintenance work for Talisman. For the wireline operations the activity level remained sound and in line with previous quarters.

In April, Smedvig was awarded a four year contract by Shell UK Limited for platform drilling services and maintenance on 12 fixed installations on the U.K. continental shelf. The agreement covers the Brent A, B, C and D, Nelson, Auk, Cormorant Alpha, Dunlin, Eider, Fulmar, North Cormorant and Tern platforms. Smedvig has previously held platform-drilling contracts for various oil companies on the U.K. continental shelf in the period between 1977 and 1998.

In June, the contract with Statoil for the Statfjord fields was extended by four years to October 2008. The new contract included a four-year agreement for drilling and maintenance activities on the Gullfaks A, B and C platforms on the Norwegian continental shelf.

PROSPECTS

The recent signs of increased activity, especially in Norway, for high quality mobile units in the shallow and mid-water depth segments, suggest that market conditions will develop favorably over the next 12 to 18 months. With respect to the international deep- and ultra-deepwater markets, terms and conditions on recent contracts indicate that the demand for advanced and efficient deepwater units is on an upward trend that is expected to strengthen further in 2005.

For the Company’s tender rigs the anticipated activity will decrease somewhat in the second half of 2004 as the T-3 unit is expected to be stacked for a short period. However, the activity is believed to rebound in 2005 based on planned field developments of discovered oil and gas reserves in Southeast Asia. The Company’s re-entry into the West African tender rig market has provided the business unit with a more diverse geographical presence. Such presence will support the Company’s objective of steady organic growth of the tender rig fleet. As a supplement to the tender-rig operations in the conventional water depths, the demand for tender rigs in deeper waters is anticipated to increase in the years ahead. In deeper waters, tender rigs are emerging as an attractive field development solution in combination with floating platforms such as TLPs and SPARs.

The recent contract awards for the Well Services division have developed the business unit from being a player in the Norwegian market for platform drilling services into one of the largest suppliers of platform drilling services in the North Sea. Over the next 12 months period, the activity level for this business unit is expected to grow significantly. The increased volume and order backlog for this business unit should provide a strong platform for future growth.

At present, the Company has a backlog of drilling contracts averaging 17 months for the mobile units, 17 months for the tender rigs and a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position further and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound.

Stavanger, August 10, 2004

The Board of Directors

of Smedvig asa

SMEDVIG 2 QUARTER 2004 3

Key figures

	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03
Operating margin (%)	17	9	20	22	19	8
Equity ratio (%)	43	43	40	42	39	46
Return on equity (%) (annualized)	14	1	34	17	(61)	0
Return on total capital (%) (annualized)	7	3	8	10	8	3
Earnings per share (NOK)	1.37	0.14	3.45	1.69	(5.88)	0.03
Interest coverage ratio	5.29	1.65	12.71	9.9	(15.93)	1.31

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

Shareholder information

	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03
Share price Class A shares	76	64	51	46	46	30
Share price Class B shares	64	53	43	37	40	27
Non Norwegian ownership
Class A shares (%)	33.6	32.9	31.5	32.3	30.1	25.4
Non Norwegian ownership
Class B shares (%)	23.0	24.1	20.7	25.8	25.9	28.5
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	5,985	4,962	3,966	3,557	3,644	2,400

ACCOUNTS

Unaudited accounts in NOK mill.	1Q04	2Q04	2Q03	6M04	6M03
Revenues	243	309	346	552	646
Operating expenses	(202)	(210)	(239)	(412)	(500)
Depreciation	(52)	(50)	(58)	(102)	(114)
Operating profit	(11)	49	49	38	32
EBITDA*	49	109	114	158	160

*	Earnings before interests, taxes, depreciation and amortization.

ACCOUNTS

Unaudited accounts in NOK mill.	1Q04	2Q04	2Q03	6M04	6M03
Revenues	214	250	222	464	413
Operating expenses	(134)	(154)	(121)	(288)	(230)
Depreciation	(35)	(31)	(25)	(66)	(50)
Operating profit	45	65	76	110	133
EBITDA*	88	108	108	196	198

*	Earnings before interests, taxes, depreciation and amortization.

ACCOUNTS

Unaudited accounts in NOK mill.	1Q04	2Q04	2Q03	6M04	6M03
Revenues	210	191	209	401	423
Operating expenses	(178)	(171)	(180)	(349)	(370)
Depreciation	(5)	(5)	(5)	(10)	(9)
Operating profit	27	15	24	42	44
EBITDA*	32	20	29	52	53

*	Earnings before interests, taxes, depreciation and amortization.

smedvig 2 quarter 2004 5

Income Statements

Unaudited accounts in NOK mill.	1Q04	2Q04	6M04	2Q03	6M03	2003
REVENUE
Revenues	667	750	1,417	777	1,482	3,037
Total revenues	667	750	1,417	777	1,482	3,037
OPERATING EXPENSES
Personnel expenses	(325)	(318)	(643)	(349)	(704)	(1,347)
Operating expenses	(189)	(217)	(406)	(195)	(401)	(799)
Depreciation	(92)	(86)	(178)	(88)	(173)	(361)
Total operating expenses	(606)	(621)	(1,227)	(632)	(1,278)	(2,507)
Operating profit	61	129	190	145	204	530
Interest income	3	2	5	4	8	15
Interest expense	(26)	(31)	(57)	(37)	(71)	(131)
Other financial items	(21)	20	(1)	29	12	78
Net financial items	(44)	(9)	(53)	(4)	(51)	(38)
Income before other items	17	120	137	141	153	492
Other items	0	13	13	(835)	(835)	(668)
Income before income taxes	17	133	150	(694)	(682)	(176)
Income taxes	(6)	(21)	(27)	205	195	88
Net income	11	112	123	(489)	(487)	(88)
Earnings per share	0.14	1.37	1.51	5.88	5.85	(0.71)
Diluted earnings per share	0.14	1.36	1.50	5.88	5.85	(0.71)

Balance Sheets

Unaudited accounts in NOK mill.	30.06.04	31.12.03	30.06.03
LONG - TERM ASSETS
Deferred taxes	21	26	135
Mobile units and tender rigs	5,293	5,213	5,458
Other tangible assets	425	297	288
Financial fixed assets	192	193	286
Total long-term assets	5,931	5,729	6,167
CURRENT ASSETS
Receiveables	992	883	752
Short-term investments	0	0	19
Cash and cash equivalents	501	993	689
Total current assets	1,493	1,876	1,460
Total assets	7,424	7,605	7,627
SHAREHOLDERS’ EQUITY
Paid-in capital	2,534	2,545	2,545
Retained earnings	690	517	467
Total shareholders’ equity	3,224	3,062	3,012
LIABILITIES
Provisions	221	172	197
Long-term interest bearing debt	3,127	3,353	3,103
Current liabilities	852	1,018	1,315
Total liabilities	4,200	4,543	4,615
Total shareholders’ equity and liabilities	7,424	7,605	7,627

6 SMEDVIG 2 QUARTER 2004

Statement of Cash flows

Unaudited accounts in NOK mill.	6M04	2003	6M03
Net income (net loss)	123	(88)	(487)
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and expenses for periodic overhauls	215	423	202
Change in working capital	(113)	(64)	483
Net cash flow provided by operating activities	225	271	198
Net cash flow used in investing activities	(215)	(472)	(212)
Net cash flow provided by (used in) financing activities	(507)	610	98
Effect of exchange rate changes on cash and cash equivalents	5	(14)	7
Net decrease in cash and cash equivalents	(492)	395	91
Cash and cash equivalents - beginning of year	993	598	598
Cash and cash equivalents - end of period	501	993	689

Equity reconciliation

Unaudited accounts in NOK mill.	30.06.04	31.12.03	30.06.03
Equity - beginning of year	3,062	3,379	3,379
Net income for the period	123	(88)	(487)
Treasury shares	(67)	(30)	(30)
Proposed dividend	0	(101)	0
Foreign currency adjustments	106	(98)	150
Equity - end of period	3,224	3,062	3,012

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	6M04	2003	6M03
Consolidated net income in accordance with Norwegian GAAP	123	(88)	(487)
Minority interests	0	30	11
Adjustment for US GAAP:
Deferred taxes	(20)	(180)	(105)
Disposal of mobile unit	0	301	301
Other adjustments	0	1	(1)
Net income in accordance with US GAAP	103	64	(281)

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCE BETWEEN HORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.06.04	31.12.03	30.06.03
Consolidated shareholders’ equity in accordance with Norwegian GAAP	3,224	3,062	3,558
Minority interests	0	0	(19)
Adjustment for US GAAP:
Deferred taxes	(758)	(738)	(708)
Disposal of mobile unit	0	0	0
Dividends	0	101	0
Other adjustments	4	4	2
Shareholders’ equity in accordance with US GAAP	2,470	2,429	2,833

SMEDVIG 2 QUARTER 2004 7

SMEDVIG asa
Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME

SMEB - SALE OF OWN SHARES

Smedvig asa has today sold 20,000 Class B shares at a strike price of NOK 34.9 per share. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction is 1,250,000 Class A shares and 1,661,000 Class B shares. The Company’s holding of own 1,250,000 Class A shares includes 700,000 shares resolved by the Annual General Meeting held on April 27, 2004, to be cancelled after the creditor deadline.

SMEB - INSIDER TRADING

Primary insider Stein Diesen has Friday August 20, 2004 sold 5,000 B shares in Smedvig asa at price of NOK 65.0 per share on average. Mr Diesen’s holdings after the sale are 0 Class A shares, 0 Class B shares and warrants for 80,000 Class B shares.

Primary insider Jim Datland has on Tuesday August 24, 2004 sold 1,200 Class A shares in Smedvig asa at price of NOK 79.25 per share on average. Mr Datland’s holdings after the sale are 0 Class A shares, 0 Class B shares and warrants for 40,000 Class B shares.

SMEB - INSIDER TRADING

Primary insider Alf C Thorkildsen has today exercised options to buy 80,000 B shares in Smedvig asa at strike price of NOK 51.00 per share. At the same time Mr. Thorkildsen sold 72,300 Class B shares for NOK 65.63 per share on average. Mr Thorkildsen’s holdings after the sale are 0 Class A shares, 7,700 Class B shares and options for 140,000 Class B shares.